EXHIBIT 99.1

Vanguard Reports 4th Quarter and Fiscal Year-end Results

NASHVILLE, Tenn. – August 8, 2004 -- Vanguard Health Systems, Inc. (the "Company" or "Vanguard") today announced results for the fourth quarter and fiscal year ended June 30, 2004.

Total revenues for the quarter ended June 30, 2004, were $469.2 million, an increase of $66.3 million or 16.5% from the prior year period. Patient service revenues and health plan premium revenues increased $43.0 million, or 12.4% and $23.3 million, or 40.9%, respectively, from the prior year period. The significant increase in revenues during the current year quarter was primarily due to improved inpatient and outpatient volumes at Vanguard's hospitals and a 20.2% quarter over quarter increase in enrollment in the Company's Phoenix Health Plan.

Income before income taxes was $16.7 million for the quarter ended June 30, 2004, an increase of $7.9 million or 89.8% from the prior year period. Net income for the quarter ended June 30, 2004 was $10.2 million, an increase of $4.9 million or 92.5% from the prior year period.

Adjusted EBITDA was $51.2 million for the quarter ended June 30, 2004, an increase of $17.5 million or 51.9% from the prior year period. A reconciliation of Adjusted EBITDA to net income as determined in accordance with generally accepted accounting principles for the quarters ended June 30, 2003 and 2004 is included in the supplemental financial information attached to this earnings release.

The consolidated operating results for the quarter ended June 30, 2004, reflect a 5.0% increase in discharges, an 8.2% increase in hospital adjusted discharges and a 4.0% increase in patient revenues per adjusted hospital discharge compared to the prior year period.

Total revenues were $1.783 billion for the year ended June 30, 2004, an increase of $442.3 million or 33.0% from the prior year period. Patient service revenues and health plan premium revenues increased $367.3 million and $75.0 million, respectively, from the prior year period. The significant increase in revenues during 2004 was primarily due to the full year effect of the acquisition of the Baptist Health System hospitals and related businesses in San Antonio, Texas, on January 3, 2003, and the volume improvements and increased health plan enrollment during 2004 as previously mentioned.

Income before income taxes was $65.0 million for the year ended June 30, 2004, an increase of $37.2 million or 133.8% from the prior year period. Net income was $40.1 million for the year ended June 30, 2004, an increase of $23.2 million or 137.3% from the prior year period.

Adjusted EBITDA was $173.0 million for the year ended June 30, 2004, an increase of $64.3 million or 59.2% from the prior year period. Proforma for the acquisition of the San Antonio imaging center assets and purchased equity interests, Adjusted EBITDA was $176.2 million for the year ended June 30, 2004. A reconciliation of Adjusted EBITDA to net income as determined in accordance with generally accepted accounting principles for the years ended June 30, 2003 and 2004 is included in the supplemental financial information attached to this earnings release.

The consolidated operating results for the year ended June 30, 2004, reflect a 29.1% increase in discharges, a 29.4% increase in hospital adjusted discharges and a 2.8% increase in patient revenues per adjusted hospital discharge compared to the prior year period. On a same hospital basis, discharges increased by 3.8%, adjusted hospital discharges increased by 6.6% and patient revenues per adjusted hospital discharge increased by 2.5% during the current year period.

Cash flows from operating activities were $109.0 million for the year ended June 30, 2004, compared to $117.7 million for the prior year period. Cash flows from operating activities during the year ended June 30, 2004, were adversely affected by our decision to prepay our annual insurance premiums during June 2004, the timing of the payments of accounts payable and the timing of cash receipts of accounts receivable. Cash receipts of accounts receivable were adversely affected during 2004 by the start-up operations of West Valley Hospital (opened in September 2003) and our San Antonio imaging centers (purchased in May 2004) and the re-opening of the emergency department and certain acute services at Phoenix Memorial Hospital in July 2003.

The Company spent $151.0 million for capital improvement, new construction and expansion projects during the year ended June 30, 2004, compared to $98.5 million during the prior year period. The significant year over year increase in capital expenditures primarily related to upgrades in medical equipment at our San Antonio hospitals, the completion of our West Valley Hospital in Phoenix, and hospital service expansion initiatives underway, including initial work related to our six significant expansion projects in San Antonio and Phoenix approved by the Company's Board of Directors in May 2004. We expect to continue to make capital expenditures related to these six significant expansion projects during the next five years for a total cost to complete of approximately $336.0 million.

"We are proud to have achieved another year of solid financial and operations growth," commented Charles N. Martin, Jr., Chairman and Chief Executive Officer. "We are particularly pleased with the improvements we have made in our clinical quality initiatives and our community-focused service expansion strategies. We look forward to continued success during our new fiscal year."

As previously announced, on July 23, 2004, the Company entered into a definitive agreement with affiliates of The Blackstone Group, a private equity firm (together with its affiliates, "Blackstone"), pursuant to which Blackstone will purchase a majority equity interest in Vanguard, in a transaction valued at approximately $1.75 billion. In connection with the transaction, Blackstone will invest $500 million in the equity of the Company, Management will reinvest $114 million and two other current shareholders, Morgan Stanley Capital Partners and another shareholder, will reinvest $130 million and $5 million, respectively. As a result, total equity in the recapitalized Company is currently expected to be $749 million. The transaction is subject to regulatory approvals, financing and other customary closing conditions and is expected to be completed in the third calendar quarter of this year.

The Company will host a conference call for investors at 11:00 am EDT on August 9, 2004. All interested investors are invited to access a live audio broadcast of the call, via webcast. The live webcast can be accessed on the home page of the Company's Web site at **www.vanguardhealth.com** by clicking on Fourth Quarter Webcast. If you are unable to participate during the live webcast, the call will be available on a replay basis on the Company's Web site **www.vanguardhealth.com**. To access the replay, click on Fourth Quarter Webcast on the Company's home page or later on the Latest News link on the Investor Relations page of **www.vanguardhealth.com**.

At June 30, 2004, Vanguard Health Systems, Inc. owned and operated 16 acute care hospitals and complementary facilities and services in Chicago, Illinois; Phoenix, Arizona; Orange County, California and San Antonio, Texas. The Company's strategy is to develop locally branded, comprehensive health care delivery networks in urban markets. Vanguard will pursue acquisitions where there are opportunities to partner with leading delivery systems in new urban markets. Upon acquiring a facility or network of facilities, Vanguard implements strategic and operational improvement initiatives including improving quality of care, expanding services, strengthening relationships with physicians and managed care organizations, recruiting new physicians and upgrading information systems and other capital equipment. These strategies improve quality and network coverage in a cost effective and accessible manner for the communities we serve.

This press release contains forward-looking statements within the meaning of the federal securities laws, which are intended to be covered by the safe harbors created thereby. These forward-looking statements include all statements that are not historical statements of fact and those statements regarding the Company's intent, belief or expectations. Do not rely on any forward-looking statements as such statements are subject to numerous factors, risks and uncertainties that could cause the Company's actual outcomes, results, performance or achievements to be materially different from those projected. These factors, risks and uncertainties include, among others, the Company's high degree of leverage; the Company's ability to incur substantially more debt; operating and financial restrictions in the Company's debt agreements; the Company's ability to successfully implement its business strategies; the Company's ability to successfully integrate its recent and any future acquisitions; the highly competitive nature of the health care business; governmental regulation of the industry including Medicare and Medicaid reimbursement levels; changes in Federal, state or local regulation affecting the health care industry; the possible enactment of Federal or state health care reform; the ability to attract and retain qualified management and personnel, including physicians and nurses; claims and legal actions relating to professional liabilities or other matters; changes in accounting practices; changes in general economic conditions; the Company's exposure to the increased amounts of and collection risks associated with uninsured accounts and the co-pay and deductible portions of insured accounts; the impact of changes to the Company's charity care and self-pay discounting policies; the ability to enter into managed care provider and other payer arrangements on acceptable terms; the efforts of insurers, managed care payers, employers and others to contain health care costs; the availability and terms of capital to fund the expansion of the Company's business; the timeliness of reimbursement payments received under government programs; the potential adverse impact of known and unknown government investigations; and those factors, risks and uncertainties detailed in the Company's filings from time to time with the Securities and Exchange Commission, including, among others, the Company's annual reports on Form 10-K and its quarterly reports on Form 10-Q.

Although the Company believes that the assumptions underlying the forward-looking statements contained in this press release are reasonable, any of these assumptions could prove to be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, you should not regard the inclusion of such information as a representation by the Company that its objectives and plans anticipated by the forward-looking statements will occur or be achieved, or if any of them do, what impact they will have on the Company's results of operations and financial condition. The Company undertakes no obligation to publicly release any revisions to any forward-looking statements contained herein to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Income Statements (Unaudited)
(In millions)

	Three months ended June 30,			
	2003		**2004**	
Patient service revenues	$ 346.0	85.9%	$ 389.0	82.9%
Premium revenues	56.9	14.1	80.2	17.1
Total revenues	402.9	100.0	469.2	100.0
Costs and Expenses:				
Salaries and benefits	176.1	43.7	191.6	40.8
Supplies	64.9	16.1	75.5	16.1
Medical claims expense	42.0	10.4	55.1	11.7
Provision for doubtful accounts	21.6	5.4	28.5	6.1
Insurance	7.3	1.8	7.9	1.7
Other expenses	57.3	14.2	60.3	12.9
Depreciation and amortization	14.9	3.7	18.0	3.8
Interest, net	10.0	2.5	10.7	2.3
Debt extinguishment costs	–	0.0	4.9	1.0
Total costs and expenses	394.1	97.8	452.5	96.4
Income before income taxes	8.8	2.2	16.7	3.6
Income tax expense	3.5	0.9	6.5	1.4
Net income	5.3	1.3	10.2	2.2
Preferred dividends	(0.9)	(0.2)	(1.1)	(0.3)
Net income attributable to common stockholders	$ 4.4	1.1%	$ 9.1	1.9%

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Income Statements
(In millions)

	Year ended June 30,			
	2003		**2004**	
Patient service revenues	$ 1,121.7	83.7%	$ 1,489.0	83.5%
Premium revenues	218.8	16.3	293.8	16.5
Total revenues	1,340.5	100.0	1,782.8	100.0
Costs and Expenses:				
Salaries and benefits	578.4	43.1	740.8	41.6
Supplies	202.6	15.1	283.0	15.9
Medical claims expense	160.8	12.0	211.8	11.9
Provision for doubtful accounts	73.4	5.5	118.2	6.6
Insurance	28.4	2.1	36.2	2.0
Other operating expenses	187.3	14.0	215.1	12.1
Depreciation and amortization	46.9	3.5	64.7	3.6
Interest, net	34.9	2.6	43.1	2.4
Debt extinguishment costs	–	0.0	4.9	0.3
Total costs and expenses	1,312.7	97.9	1,717.8	96.4
Income before income taxes	27.8	2.1	65.0	3.6
Income tax expense	10.9	0.8	24.9	1.4
Net income	16.9	1.3	40.1	2.2
Preferred dividends	(2.8)	(0.2)	(4.0)	(0.2)
Net income attributable to common stockholders	$ 14.1	1.1%	$ 36.1	2.0%


VANGUARD HEALTH SYSTEMS, INC.
Supplemental Financial Information (Unaudited)
Reconciliation of Adjusted EBITDA to Net Income
(In millions)


	Three months ended June 30,		Year ended June 30,	
	2003	**2004**	**2003**	**2004**
Net income	$ 5.3	$ 10.2	$ 16.9	$ 40.1
Interest, net	10.0	10.7	34.9	43.1
Income tax expense	3.5	6.5	10.9	24.9
Depreciation and amortization	14.9	18.0	46.9	64.7
Minority interests	0.3	(0.2)	0.7	(2.5)
Equity method income	(0.4)	1.1	(1.6)	(1.5)
Non-cash stock compensation	–	–	–	0.1
Loss (gain) on sale of assets	0.1	–	–	(0.8)
Debt extinguishment costs	–	4.9	–	4.9
Adjusted EBITDA (a)	$ 33.7	$ 51.2	$ 108.7	$ 173.0

	Pro Forma (b) Year ended June 30,	
	2003	**2004**
Net income	$ 12.9	$ 39.0
Interest, net	40.8	43.1
Income tax expense	9.2	25.9
Depreciation and amortization	58.0	66.5
Minority interests	0.7	(2.5)
Equity method income	(0.2)	–
Non-cash stock compensation	–	0.1
Loss (gain) on sale of assets	–	(0.8)
Debt extinguishment costs	–	4.9
Adjusted EBITDA (a)	$ 121.4	$ 176.2

(a) Adjusted EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation and amortization, minority interests, equity method income, non-cash stock compensation, gain or loss on the sale of assets and debt extinguishment costs. Adjusted EBITDA is not intended as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Due to varying methods of calculation, Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies.

(b) The pro forma results reflect the Company's consolidated results as if the Baptist Health System assets and the San Antonio imaging center assets and purchased equity interests were owned during the entire periods presented.

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Balance Sheets
(In millions)

	June 30, 2003		June 30, 2004	
ASSETS				
Current assets:				
Cash and cash equivalents	$	27.2	$	108.1
Accounts receivable, net of allowance for uncollectible accounts of approximately $45.5 and $63.5 at June 30, 2003 and				
June 30, 2004, respectively		213.9		224.7
Supplies		32.1		34.6
Prepaid expenses and other current assets		25.0		33.7
Total current assets		298.2		401.1
Property, plant and equipment, net		777.2		866.9
Goodwill		100.2		109.3
Intangible assets, net		38.6		41.8
Other assets		12.7		8.7
Total assets	$	1,226.9	$	1,427.8
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	91.7	$	80.7
Accrued health claims		33.5		41.6
Other accrued expenses and current liabilities		127.6		109.8
Current maturities of long-term debt		8.3		6.3
Total current liabilities		261.1		238.4
Other liabilities		62.6		99.2
Long-term debt, less current maturities		471.1		617.2
Payable-In-Kind Preferred Stock		57.0		61.0
Stockholders' equity:				
Common Stock		–		–
Additional paid-in capital		352.4		348.7
Accumulated other comprehensive loss		(0.6)		–
Retained earnings		23.3		63.3
Total liabilities and stockholders' equity	$	1,226.9	$	1,427.8

VANGUARD HEALTH SYSTEMS, INC.
Consolidated Statements of Cash Flows
(In millions)

	Year ended June 30,			
		2003		2004
Operating activities:				
Net income	$	16.9	$	40.1
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		46.9		64.7
Provision for doubtful accounts		73.4		118.2
Amortization of loans costs		1.5		1.8
Debt extinguishment costs		–		4.9
(Gain) loss on sale of assets		–		(0.8)
Non-cash stock compensation		–		0.1
Deferred income taxes		3.5		12.7
Changes in operating assets and liabilities, net of effects of acquisitions:				
Accounts receivable		(67.6)		(129.0)
Supplies		(3.6)		(2.3)
Prepaid expenses and other current assets		7.4		(17.7)
Accounts payable		15.6		(11.1)
Accrued expenses and other liabilities		23.7		27.4
Net cash provided by operating activities		117.7		109.0
Investing activities:				
Acquisitions including working capital settlement payments		(249.4)		(20.0)
Capital expenditures		(98.5)		(151.0)
Proceeds from asset dispositions		1.6		6.2
Other		2.3		(2.3)
Net cash used in investing activities		(344.0)		(167.1)
Financing activities:				
Proceeds from issuance of Common stock		50.0		–
Proceeds from long-term debt		150.0		497.5
Payments of long-term debt and capital leases		(5.3)		(353.4)
Payments of loan costs		(2.3)		(8.2)
Payment to retire common stock		–		(0.1)
Proceeds from termination of swap agreement		5.5		–
Proceeds from syndication of joint venture interests		0.2		3.0
Proceeds from the exercise of stock options		–		0.2
Net cash provided by financing activities		198.1		139.0
Net increase (decrease) in cash and cash equivalents		(28.2)		80.9
Cash and cash equivalents, beginning of period		55.4		27.2
Cash and cash equivalents, end of period	$	27.2	$	108.1
Cash paid for interest	$	32.3	$	43.8
Cash paid (received) for income taxes	$	(0.2)	$	2.1

VANGUARD HEALTH SYSTEMS, INC.
Selected Operating Statistics (Unaudited)

| | Three months ended June 30, | | |
	2003	2004	% Change
Actual:			
Number of hospitals at end of period	15	16	
Licensed beds at end of period	3,666	3,784	
Discharges	35,395	37,151	5.0 %
Adjusted discharges-hospitals	51,266	55,477	8.2 %
Average length of stay	4.27	4.17	(2.5)%
Patient days	151,276	154,766	2.3 %
Adjusted patient days-hospitals	216,254	227,173	5.0 %
Patient revenue per adjusted discharge-hospitals	$ 6,302	$ 6,552	4.0 %
Outpatient surgeries	15,339	15,970	4.1 %
Emergency room visits	117,050	127,313	8.8 %
Charity care as a percent of Patient Service Revenues	2.8%	3.0%	
Provision for Doubtful Accounts as a percent of Patient Service Revenues	6.2%	7.3%	
Gross revenue payer mix:			
Medicare	30.6%	30.2%	
Medicaid	8.7%	8.7%	
Managed care	54.4%	54.3%	
Commercial	2.1%	1.8%	
Self pay	4.2%	5.0%	
Total	100.0%	100.0%	

VANGUARD HEALTH SYSTEMS, INC.
Selected Operating Statistics (Unaudited)

	Year ended June 30,		
	2003	2004	% Change
Actual:			
Number of hospitals at end of period	15	16	
Licensed beds at end of period	3,666	3,784	
Discharges	114,327	147,600	29.1 %
Adjusted discharges-hospitals	167,166	216,333	29.4 %
Average length of stay	4.18	4.20	0.4 %
Patient days	477,791	619,465	29.7 %
Adjusted patient days-hospitals	691,286	894,345	29.4 %
Patient revenue per adjusted discharge-hospitals	$ 6,290	$ 6,466	2.8 %
Outpatient surgeries	49,745	60,717	22.1 %
Emergency room visits	392,972	511,066	30.1 %
Charity care as a percent of Patient Service Revenues	2.4%	2.5%	
Provision for Doubtful Accounts as a percent of Patient Service Revenues	6.5%	7.9%	
Gross revenue payer mix:			
Medicare	30.1%	30.8%	
Medicaid	8.7%	8.5%	
Managed care	54.7%	54.0%	
Commercial	2.4%	1.9%	
Self pay	4.1%	4.8%	
Total	100.0%	100.0%	
Same hospital:			
Number of hospitals (a)	10	11	
Total revenues (in millions)	$ 1,093.7	$ 1,243.9	13.7 %
Patient service revenues (in millions)	$ 874.5	$ 950.1	8.6 %
Discharges	86,620	89,899	3.8 %
Adjusted discharges-hospitals	130,079	138,629	6.6 %
Average length of stay	4.07	4.04	(0.8)%
Patient days	352,321	362,822	3.0 %
Adjusted patient days-hospitals	525,458	553,048	5.3 %
Patient revenue per adjusted discharge-hospitals	$ 6,262	$ 6,418	2.5 %
Outpatient surgeries	41,307	43,992	6.5 %
Emergency room visits	316,646	354,162	11.8 %

(a) For the year ended June 30, 2004, West Valley Hospital is included for the purpose of calculating same hospital results.

		Year ended June 30,			
		2003		2004	% Change
Pro forma: (a)					
Number of hospitals		15		16	
Total revenues (in millions)	$	1,604.3	$	1,803.3	12.4 %
Adjusted EBITDA (b) (in millions)	$	121.4	$	176.2	45.1 %
Discharges		139,856		147,600	5.5 %
Patient days		593,513		619,465	4.4 %

(a) The pro forma results reflect the Company's consolidated results as if the Baptist Health System assets and the San Antonio imaging center assets and purchased equity interests were owned during the entire periods presented.

(b) Adjusted EBITDA is defined as income before interest expense (net of interest income), income taxes, depreciation and amortization, minority interests, equity method income, non-cash stock compensation, gain or loss on the sale of assets and debt extinguishment costs. Adjusted EBITDA is not intended as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Due to varying methods of calculation, Adjusted EBITDA as presented may not be comparable to similarly titled measures of other companies. A reconciliation of pro forma adjusted EBITDA to pro forma net income was included earlier in this earnings release.

Contact: Vanguard Health Systems, Inc.
         Aaron Broad, Director Investor Relations
         (615) 665-6131